Filed by James Alpha Funds Trust d/b/a Easterly Funds Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12(b)

under the Securities Exchange Act of 1934

Subject Company: Managed Portfolio Series

File No. 333-172080

Date: March 11, 2026

Easterly Asset Management to Acquire Olstein Capital Management’s Fund Management Business, Expanding Value Investing Capabilities

Beverly, MA – March 10, 2026 — Easterly Asset Management (“Easterly”), home to investment teams providing investors with a portfolio of solutions across alternatives, active equity, and active fixed income, today announced that it has entered into an agreement with Olstein Capital Management, L.P. (“Olstein”) to acquire the fund management business of Olstein, a long-standing value investment franchise founded by Robert A. Olstein.

Under the agreement, and subject to shareholder approval, the Olstein mutual funds will reorganize into the Easterly fund complex and the Easterly Snow investment team of Easterly Investment Partners LLC, a Strategic Partner of Easterly since 2021, will manage the Olstein fund assets going forward. The firms each have an extensive history of managing value strategies across the market-cap spectrum. Additionally, they share a disciplined investment approach grounded in rigorous analysis of cash flow, balance sheet strength, and downside risk.

It is proposed that the Olstein Strategic Opportunities Fund (OFSFX, OFSAX, OFSCX) will reorganize into the Easterly Snow Small Cap Value Fund (SNWIX, SNWAX, SNWCX) and the Olstein All Cap Value Fund (OFAFX, OFAVX, OFALX) will reorganize to a new series of the Easterly Funds Trust, Easterly Snow All Cap Value Fund. Olstein fund shareholders will receive proxy material in connection with a shareholder meeting to be held on or about June 26, 2026, to consider and vote on the proposed fund reorganizations.

“Great investment franchises are built on discipline and conviction,” said Darrell Crate, Founder and Managing Principal of Easterly Asset Management. “Olstein and Easterly Snow have both embodied that philosophy for decades. We’re excited to leverage our platform to continue to apply this approach at scale with one goal in mind: to make our clients’ portfolios better.”

Shareholders will benefit from joining Easterly’s established active equity platform, gaining the resources of a broader investment organization while preserving the defining strengths of boutique asset managers.

“Today’s announcement marks a transition of stewardship between two respected investment teams,” said Amaris Miller, Chief Operating Officer at Easterly Asset Management. “Combining these funds strengthens competitiveness through greater scale while creating value for Olstein shareholders through lower fees and expanded resources.”

“Our responsibility has always been to our shareholders,” said Robert A. Olstein, Chairman and Chief Investment Officer of Olstein Capital Management. “As we considered the next chapter for the Olstein Funds, we took great care in choosing the right long-term home for our investors. We found that the Easterly Snow team has a like-minded, disciplined approach to risk/reward that has guided our process for years.”

Led by Chief Investment Officer and Senior Portfolio Manager Joshua Schachter, CFA, Easterly Snow has an established track record of navigating multiple market cycles across a range of products. The team currently manages Small Cap Value, All Cap Value, SMID Cap Value, Focused Value, and Inflation Enhanced strategies, in addition to the Easterly Snow Small Cap Value Fund (SNWIX) and the Easterly Snow Long/Short Opportunity Fund (SNOIX).

“We have deep respect for what Bob Olstein and the team have built over the years,” said Schachter. “Our responsibility is to preserve that legacy by staying aligned with the principles both our clients and Olstein investors value: rigorous fundamental analysis, attractive asymmetrical risk/reward profiles, and a long-term time horizon. We are focused on making this transition seamless and are committed to delivering value for our shareholders.”

About Easterly

Easterly Asset Management and its Strategic Partners provide private wealth and institutional investors with a portfolio of solutions across alternatives, active equity and active fixed income. Founded in 2019, Easterly’s goal is to bring curated solutions to clients that make their portfolios better by partnering with trusted investment teams who have an established track record of delivering value to investors. Easterly enables high-performing managers to operate at scale by delivering best-in-class resources, risk management, operational support, infrastructure and an institutional and wealth distribution team. For more information, visit easterlyam.com.

About Olstein Capital Management

Founded in 1995, Olstein Capital Management applies an accounting-driven, value-oriented investment philosophy rooted in the belief that a company’s stock price may not fully reflect the intrinsic value of its underlying business. The investment team employs analytical and valuation disciplines pioneered by Robert Olstein, co-founder and publisher of the Quality of Earnings Report. The firm bases valuations on free cash flow and conducts rigorous analysis of accounting practices to assess the quality of earnings and the sustainability of free cash flow. The Olstein process emphasizes investment in undervalued equity securities of companies with discernible financial strength, differentiated business fundamentals, competitive advantages, and a demonstrated ability to generate free cash flow.

Media Contact Lindsey Madnick lmadnick@easterlyam.com

IMPORTANT DISCLOSURES

Investors should carefully consider the investment objectives, risks, charges and expenses of the Easterly Funds. This and other important information about the Fund is contained in the prospectus which should be read carefully before investing. To obtain a prospectus or summary prospectus which contains this and other information, visit funds.easterlyam.com or call Easterly Securities at 888-814-8180. Performance data quoted represents past performance. Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. All results are historical and assume the reinvestment of dividends and capital gains. Performance shown reflects contractual fee waivers. Without such waivers, total returns would be reduced. Please click here to view standardized performance for the Fund.

The Easterly funds are distributed by Easterly Securities LLC, member FINRA/SIPC. Easterly Investment Partners LLC is an affiliate of Easterly Securities LLC. Orange Investment Advisers, LLC and EAB Investment Group, LLC are not affiliated with Easterly Securities LLC.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Olstein Funds. This and other important information is contained in the prospectus, which should be read carefully before investing. A current prospectus may be obtained by calling (800) 799-2113 or visiting the Fund's website at www.olsteinfunds.com.

The Olstein Funds are distributed by Quasar Distributors, LLC. Easterly Snow and Easterly Ranger are investment teams of Easterly Investment Partners LLC, an SEC-registered investment adviser. EAB Investment Group LLC (d/b/a Easterly EAB), Orange Investment Advisors LLC (d/b/a Easterly Orange), and Lateral Investment Management are separate SEC-registered investment advisers that are strategic partners of Easterly. Each investment adviser’s Form ADV is available at www.sec.gov. Registration does not imply and should not be interpreted to imply any particular level of skill or expertise.

Not FDIC Insured–No Bank Guarantee–May Lose Value.
IMPORTANT FUND RISK

There is no assurance that the Fund will achieve its investment objectives. The Fund share price will fluctuate with changes in the market value of its portfolio investments. When you sell your Fund shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in this Fund. Investments in Small- and Medium-capitalization companies tend to have limited liquidity and greater price volatility than large-capitalization companies. Diversification does not assure a profit nor protect against loss in a declining market. Investments in foreign securities involve greater volatility and political, economic and currency risks and differences in accounting methods. These risks are greater in emerging markets. Investments in debt securities typically decrease in value when interest rates rise. This risk is usually greater for longer-term debt securities. The fund may invest in lower-rated and non-rated securities which present a greater risk of loss to principal and interest than higher-rated securities. The fund may invest in other investment companies, and the cost of investing in the Fund will generally be higher than the cost of investing directly in the shares of the mutual funds in which it invests. By investing in the Fund, you will indirectly bear your share of any fees and expenses charged by the underlying funds, in addition to indirectly bearing the principal risks of the funds. The Fund may use options and futures contracts which have the risks of unlimited losses of the underlying holdings due to unanticipated market movements and failure to correctly predict the direction of the securities prices, interest rates and currency exchange rates. This investment may not be suitable for all investors.

Short sales involve unlimited loss potential since the market price of securities sold short may continuously increase. Diversification does not assure a profit nor protect against loss in a declining market. Derivatives may involve certain costs and risks such as liquidity, interest rate, market, credit, management and the risk that a position could not be closed when most advantageous. Investing in derivatives could lose more than the amount invested. Mutual fund investing involves risk; principal loss is possible. Investments in smaller companies involve additional risks such as limited liquidity and greater volatility. Investments in foreign securities involve greater volatility and political, economic and currency risks and differences in accounting methods. These risks are greater in emerging markets. Investments in debt securities typically decrease in value when interest rates rise. This risk is usually greater for longer-term debt securities. The Fund may invest in lower-rated and non-rated securities which present a greater risk of loss to principal and interest than higher rated securities. The Fund may invest in other investment companies, and the cost of investing in the Fund will generally be higher than the cost of investing directly in the shares of the mutual funds in which it invests. By investing in the Fund, you will indirectly bear your share of any fees and expenses charged by the underlying funds, in addition to indirectly bearing the principal risks of the funds. The Fund also invests in ETFs. They are subject to additional risks that do not apply to conventional mutual funds, including the risks that the market price of an ETF’s shares may trade at a discount to its net asset value (“NAV”), an active secondary trading market may not develop or be maintained, or trading may be halted by the exchange in which they trade, which may impact the Fund’s ability to sell its shares. The Fund may use options and futures contracts which have the risks of unlimited losses of the underlying holdings due to unanticipated market movements and failure to correctly predict the direction of the securities prices, interest rates and currency exchange rates. This investment may not be suitable for all investors. Small- and Medium-capitalization companies tend to have limited liquidity and greater price volatility than large-capitalization companies. Performance over one year is annualized.

The Olstein Funds 4 Manhattanville Road, Suite 204 Purchase, NY 10577-2119

Filed by James Alpha Funds Trust

d/b/a Easterly Funds Trust pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12(b)

under the Securities Exchange Act of 1934

Subject Company: Managed Portfolio Series

File No. 333-172080

Date: March 11, 2026

March 10, 2026

Dear Shareholder,

Thirty years ago, when we founded Olstein Capital Management, we did so with a clear and deeply held conviction: that a disciplined, looking behind the numbers, free-cash flow-focused investment approach, applied with patience and integrity, could create meaningful long-term value for our clients. What began as an idea grew into a firm defined not only by performance, but also by trust, built over decades, across market cycles, and through enduring relationships with you.

It has been a privilege to steward your capital. That responsibility has never felt merely professional; it has always been personal. We have viewed ourselves not simply as portfolio managers, but as guardians of relationships, reputation, and a culture shaped carefully over many years.

As I considered the future of this firm, and my anticipated retirement, I felt a profound obligation, not just to safeguard your capital, but also to ensure continuity of our discipline and philosophy. The question that guided my decision was simple: Finding a firm which we believe would protect and strengthen what Olstein and its shareholders have built together over 30 years. We believe we have found the right organization.

Today, I am writing to share that we have entered into an agreement with Easterly Asset Management, a firm I deeply respect as a thoughtful steward of capital. Under the agreement, and subject to shareholder approval, the Easterly Snow investment team of Easterly Investment Partners LLC, a Strategic Partner of Easterly, will manage the Olstein fund assets going forward.

Under our agreement, subject to shareholder approval, the Olstein funds are expected to reorganize into the Easterly fund group on a tax-free basis with no cost to shareholders related to the proxy solicitation. In addition, the acquiring Easterly Funds have lower management fees and are expected to have lower net expense ratios than the target Olstein funds following the reorganization.

If approved by shareholders, upon completion of the transaction:
·

The Olstein Strategic Opportunities Fund (OFSFX, OFSAX, OFSCX) will reorganize into the Easterly Snow Small Cap Value Fund (SNWIX, SNWAX, SNWCX); and

The Olstein All Cap Value Fund (OFAFX, OFAVX, OFALX) will reorganize into a newly formed Easterly fund called Easterly Snow All Cap Value Fund.

·
Easterly Snow shares our long-term orientation, our belief in disciplined capital allocation, and our commitment to rigorous, fundamentals-based research.

An important component of the Easterly Snow investment process is an intense focus on a company’s balance sheet and cash flow statements centered on determining whether a company can sustain itself through the problems that have caused its equity valuation to fall. Easterly Snow understands that enduring

Investment Advisor: Olstein Capital Management, L.P.

4 Manhattanville Road, Suite 204 • Purchase, NY 10577-2119 • 914.269.6100 tel • 914.696.0737 fax • www.olsteinfunds.com

Shareholder Services and Fund Information: 800.799.2113 tel

US Bank Global Fund Services • 615 East Michigan Street • Milwaukee, WI 53202

Distributed by Quasar Distributors, LLC – Member FINRA

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value is built through patience, careful assessment of risk, and alignment of company incentives to achieve long term values, not short-term optimization. Easterly Snow recognizes that discipline is not an accessory to performance; it is the engine behind it.

This transaction represents not an exit, but a transition in stewardship. We believe that current Olstein Fund investors should benefit from deeper resources, expanded capabilities, and a team committed to carrying forward the same principles that have guided us from day one.

About Easterly Snow

Easterly Snow has delivered consistent, competitive performance and the team has been recognized for their disciplined framework managing portfolios across market cycles.

Easterly Snow has extensive experience in All Cap Value, having managed an All Cap Value strategy with a strong track record since 1998. As part of the transaction, Easterly will launch a new All Cap Value mutual fund.

The Easterly Snow Small Cap Value Fund earned 4 stars overall (out of 460 funds) in the Morningstar’s US Small Value category, based on risk-adjusted returns, for the period ended February 28, 2026. As of December 31, 2025, the Easterly Snow Small Cap Value Fund’s investment performance is as follows:

Fund Inception: The Fund has adopted the performance of the Snow Capital Small Cap Value Fund, a series of the Trust for Professional Managers (the “Predecessor Fund”) as the result of a reorganization of the Predecessor Fund into the Fund, which was consummated after the close of business on November 5, 2021 (the “Reorganization”). Prior to the Reorganization, the Fund had not yet commenced operations. The returns shown for the periods ending on or prior to November 5, 2021 are those of the Institutional Class shares of the Predecessor Fund. Institutional Class shares of the Predecessor Fund were reorganized into Class I shares of the Fund after the close of business on November 5, 2021. Class I shares’ returns of the Fund will be different from the returns of the Predecessor Fund as they have different expenses. The inception date for Institutional Shares of the Predecessor Fund was November 20, 2010. Returns are shown for Class I. Other classes would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses. See important disclosures at the end of the letter.

Next steps and proxy vote

To complete the fund reorganizations, shareholders will be asked to approve certain matters related to the reorganization. You will soon receive proxy materials outlining the proposed changes, including information about the Easterly Snow funds, their investment objectives, management teams, and the transition timeline.

We encourage you to read the proxy statement that you will receive carefully and vote promptly once you receive your materials. Your participation is important and sincerely appreciated.

It has been a privilege to steward your capital, and we are grateful for the trust you have placed in us over the years. As the Olstein funds begin the next chapter with Easterly, I believe Easterly should continue to build on their strong foundation and serve you well in the years ahead.

If you have any questions, please contact your financial advisor or call our shareholder services team at 800-799-2113.

Sincerely,

Chairman and Chief Investment Officer Olstein Capital Management

IMPORTANT DISCLOSURES

When the prospectus/proxy statement becomes available, shareholders are urged to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Easterly Funds. This and other important information about the Fund is contained in the prospectus which should be read carefully before investing. To obtain a prospectus or summary prospectus which contains this and other information, visit funds.easterlyam.com or call Easterly Securities at 888-814-8180. Performance data quoted represents past performance. Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. All results are historical and assume the reinvestment of dividends and capital gains. Performance shown reflects contractual fee waivers. Without such waivers, total returns would be reduced. Please click here to view standardized performance for the Fund.

The Easterly funds are distributed by Easterly Securities LLC, member FINRA/SIPC. Easterly Investment Partners LLC is an affiliate of Easterly Securities LLC. Orange Investment Advisers, LLC and EAB Investment Group, LLC are not affiliated with Easterly Securities LLC. Easterly Snow and Easterly Ranger are investment teams of Easterly Investment Partners LLC, an SEC-registered investment adviser. EAB Investment Group LLC (d/b/a Easterly EAB), Orange Investment Advisors LLC (d/b/a Easterly Orange), and Lateral Investment Management are separate SEC-registered investment advisers that are strategic partners of Easterly. Each investment adviser’s Form ADV is available at www.sec.gov. Registration does not imply and should not be interpreted to imply any particular level of skill or expertise.

Not FDIC Insured–No Bank Guarantee–May Lose Value.

© 2026 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

For each open end fund (including mutual funds and exchange traded funds) with at least a 3-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10.0% of funds in each Morningstar category, the next 22.5%, 35.0%, 22.5%, and bottom 10.0% receive 5, 4, 3, 2, or 1 star(s), respectively. The overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating metrics. The rating formula most heavily weights the 3-year rating, using the following calculation: 100% 3-year rating for 36 to 59 months of total returns, 60% 5-year rating/40% 3-year rating for 60 to 119 months of total returns, and 50% 10-year rating/30% 5-year rating/20% 3-year rating for 120 or more months of total returns. Star ratings do not reflect the effect of any applicable sales load.

Investment Advisor: Olstein Capital Management, L.P.

4 Manhattanville Road, Suite 204 • Purchase, NY 10577-2119 • 914.269.6100 tel • 914.696.0737 fax • www.olsteinfunds.com

Shareholder Services and Fund Information: 800.799.2113 tel

US Bank Global Fund Services • 615 East Michigan Street • Milwaukee, WI 53202

Distributed by Quasar Distributors, LLC – Member FINRA

The Morningstar Medalist Rating™ is not a credit or risk rating. It is a subjective evaluation performed by the mutual fund analysts of Morningstar, Inc. Morningstar evaluates funds based on five key pillars, which are process, performance, people, parent, and price. Morningstar’s analysts use this five pillar evaluation to identify funds they believe are more likely to outperform over the long term on a risk-adjusted basis. Analysts consider quantitative and qualitative factors in their research, but the assessment and weighting of each of the five pillars is driven by the analyst’s overall assessment and overseen by Morningstar’s Analyst Rating Committee. A “Silver” rating is defined as a fund that is expected to deliver positive net alpha (versus the category index) that ranks among the next 35% of all active investments in the Morningstar Category expected to generate positive net alpha.

IMPORTANT FUND RISK

There is no assurance that the Fund will achieve its investment objectives. The Fund share price will fluctuate with changes in the market value of its portfolio investments. When you sell your Fund shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in this Fund. Investments in Small- and Medium-capitalization companies tend to have limited liquidity and greater price volatility than large-capitalization companies. Diversification does not assure a profit nor protect against loss in a declining market. Investments in foreign securities involve greater volatility and political, economic and currency risks and differences in accounting methods. These risks are greater in emerging markets. Investments in debt securities typically decrease in value when interest rates rise. This risk is usually greater for longer-term debt securities. The fund may invest in lower-rated and non-rated securities which present a greater risk of loss to principal and interest than higher-rated securities. The fund may invest in other investment companies, and the cost of investing in the Fund will generally be higher than the cost of investing directly in the shares of the mutual funds in which it invests. By investing in the Fund, you will indirectly bear your share of any fees and expenses charged by the underlying funds, in addition to indirectly bearing the principal risks of the funds. The Fund may use options and futures contracts which have the risks of unlimited losses of the underlying holdings due to unanticipated market movements and failure to correctly predict the direction of the securities prices, interest rates and currency exchange rates. This investment may not be suitable for all investors.

Pursuant to an operating expense limitation agreement between Easterly Investment Partners LLC, the Fund’s investment manager (“Easterly” or the “Adviser”), and the Fund, Easterly has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class A, Class C, Class I, and Class R6 do not exceed 1.20%, 1.95%, 0.95%, and 0.85%, respectively. The expense limitation agreement will be in effect through December 31, 2026. This operating expense limitation agreement cannot be terminated during its term. The fee waiver and/or expense reimbursement are subject to possible recoupment from the Fund in future years. For more information, please refer to the Fund's summary prospectus and prospectus. Performance shown would have been lower without the fee waiver and/or expense reimbursement effect.

Morningstar Ratings: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. The Morningstar Rating™ for funds or “star rating”, is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product’s monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The Morningstar Rating does not include any adjustment for sales loads. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three- , five- and 10-year (if applicable) Morningstar Rating metrics. Morningstar Rating is for the I share class only; other classes may have different performance characteristics.

The past performance shown here reflects reinvested distributions and the beneficial effect of any expense reductions and does not guarantee future results. Returns for periods less than one year are cumulative, and results for other share classes will vary. Shares will fluctuate in value and, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance cited. Investors cannot invest directly into an index. All classes of shares may not be available to all investors or through all distribution channels. For the most recent month-end performance, visit funds.easterlyam.com or call 888-814-8180.

The Olstein Funds are distributed by Quasar Distributors, LLC. Investors should carefully consider the investment objectives, risks, charges, and expenses of the Olstein Funds. This and other important information is contained in the prospectus, which should be read carefully before investing. A current prospectus may be obtained by calling (800) 799-2113 or visiting the Fund's website at www.olsteinfunds.com.

Investment Advisor: Olstein Capital Management, L.P.

4 Manhattanville Road, Suite 204 • Purchase, NY 10577-2119 • 914.269.6100 tel • 914.696.0737 fax • www.olsteinfunds.com

Shareholder Services and Fund Information: 800.799.2113 tel

US Bank Global Fund Services • 615 East Michigan Street • Milwaukee, WI 53202

Distributed by Quasar Distributors, LLC – Member FINRA

Filed by James Alpha Funds Trust

d/b/a Easterly Funds Trust pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12(b)

under the Securities Exchange Act of 1934

Subject Company: Managed Portfolio Series

File No. 333-172080

Date: March 11, 2026

Easterly Snow x Olstein Acquisition: Financial Advisor Q & A

1.	What is happening?

Olstein Capital Management and Easterly Asset Management have entered into an agreement, subject to shareholder approval, for Easterly to acquire Olstein’s fund management business, and the Easterly Snow investment team of Easterly Partners LLC, a Strategic Partner of Easterly, will manage the Olstein fund assets going forward.

If approved by shareholders, as part of the transaction:

  The Olstein Strategic Opportunities Fund (OFSFX, OFSAX, OFSCX) will reorganize into the Easterly Snow Small Cap Value Fund (SNWIX, SNWAX, SNWCX).

  The Olstein All Cap Value Fund (OFAFX, OFAVX, OFALX) will reorganize into the respective class of a new series of the Easterly Funds Trust, the Easterly Snow All Cap Value Fund.

2.	Who is Easterly Asset Management/Easterly Snow?

Easterly Asset Management is an asset management firm with established investment teams to provide investors with a portfolio of curated solutions across alternatives, active equity, and fixed income.

Easterly’s model focuses on:

  Supporting high-performing managers
  Providing operational infrastructure
  Enhancing distribution capabilities

Easterly acquired Snow Capital Management’s asset management business in 2021. With extensive investment experience, the Easterly Snow team’s inception dates back to 1980. They’ve managed their All Cap Value strategy since 1998, Small Cap Value strategy for 20 years, and their Easterly Snow Small Cap Value Fund since 2010.

You can learn more about Easterly via its website at: https://funds.easterlyam.com/.

3.	Why is this happening and why Easterly Snow?

Olstein believes that this transaction and the related reorganization of the Olstein funds into the Easterly fund complex would be in the best interest of shareholders and would position shareholders’ capital for long-term success.

The goal of the transaction is to:

  Transition the funds to an investment team with a similar investment philosophy and an established track record.
  Provide shareholders with access to expanded resources and infrastructure.

4.	Will this transaction create a taxable event?

Generally, fund reorganizations of this type are structured to be tax-free for federal income tax purposes, but shareholders should consult their tax advisor regarding their individual situation. Details will be included in the proxy materials.

5.	Will fees change?

Yes, following the reorganizations, net expenses will be lower for each acquiring Easterly fund as compared to the corresponding target Olstein fund, reflecting updated expense limitation agreements. The net expense ratio after fee waivers for the All Cap Value Fund is expected to decrease by 23bps, and the Strategic Opportunities Fund is expected to decrease by 40bps following the reorganization of the Olstein fund into the corresponding Easterly fund, representing a meaningful reduction that enhances the long-term value proposition of the funds.

6.	When will this take place?

Both target and acquiring fund boards have approved the transaction.
Olstein fund shareholders will receive proxy material in connection with a shareholder meeting to be held on or about June 26, 2026, to consider and vote on the proposed fund reorganizations.

Key dates will be included in the proxy statement.

7.	What does this mean for my clients?

For clients:

  They will be asked to vote their proxy to approve certain matters related to the reorganization. The proxy will outline how to vote and will describe the proposed changes including information about investment objectives, fee & expense details and more.
·	We encourage your clients to read the materials carefully and vote promptly.
  If we reach quorum and shareholders approve, your clients will receive shares of the applicable Easterly Snow fund at relative net asset value.

8.	Will the investment team change?

Yes, if approved by shareholders, upon closing:

  If your client holds investments in the Olstein Strategic Opportunities Fund (OFSFX, OFSAX, OFSCX), Easterly Snow will manage your capital in the Easterly Snow Small Cap Value Fund (SNWIX, SNWAX, SNWCX).
  If your client holds investments in the Olstein All Cap Value Fund (OFAFX, OFAVX, OFALX), it will reorganize to the Easterly Snow All Cap Value Fund.
  The Easterly Snow team is led by Chief Investment Officer and Senior Portfolio Manager Joshua Schachter, CFA and supported by Portfolio Manager Philip Greenblatt, CFA with respect to the Easterly Snow Small Cap Value Fund and Portfolio Manager Joseph Artuso, CFA with respect to the Easterly Snow All Cap Value Fund.

To learn more about Easterly, please go to its website: https://easterlyam.com/

9.	Will the ticker symbol change?
  Yes, each share class will map to the corresponding Easterly Fund share class. The Adviser share class will map to the Class I share class. Full share class mapping details will be included in the proxy materials.

10.	Who should I contact with additional questions after my client receives the proxy materials?

When your client receives their proxy materials, if they have any questions, you can contact Easterly’s Head of Sales, Phil (PJ) Juliano at (617) 303-4807 or Olstein’s Vice President of Regional Sales, Mark Zichelli at (201)803-8538.

When the prospectus/proxy statement becomes available, shareholders are urged to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Filed by James Alpha Funds Trust

d/b/a Easterly Funds Trust pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12(b)

under the Securities Exchange Act of 1934

Subject Company: Managed Portfolio Series

File No. 333-172080

Date: March 11, 2026

Easterly Snow x Olstein Acquisition: Q & A

1.	What is happening?

Olstein Capital Management and Easterly Asset Management have entered into an agreement, subject to shareholder approval, for Easterly to acquire Olstein’s fund management business, and the Easterly Snow investment team of Easterly Partners LLC, a Strategic Partner of Easterly, will manage the Olstein fund assets going forward.

If approved by shareholders, as part of the transaction:

  The Olstein Strategic Opportunities Fund (OFSFX, OFSAX, OFSCX) will reorganize into the Easterly Snow Small Cap Value Fund (SNWIX, SNWAX, SNWCX).

  The Olstein All Cap Value Fund (OFAFX, OFAVX, OFALX) will reorganize into the respective class of a new series of the Easterly Funds Trust, the Easterly Snow All Cap Value Fund.

2.	Who is Easterly Asset Management/Easterly Snow?

Easterly Asset Management is an asset management firm with established investment teams to provide investors with a portfolio of curated solutions across alternatives, active equity, and fixed income.

Easterly’s model focuses on:

  Supporting high-performing managers
  Providing operational infrastructure
  Enhancing distribution capabilities

Easterly acquired Snow Capital Management’s asset management business in 2021. With extensive investment experience, the Easterly Snow team’s inception dates back to 1980. They’ve managed their All Cap Value strategy since 1998, Small Cap Value strategy for 20 years, and their Easterly Snow Small Cap Value Fund since 2010.

You can learn more about Easterly via its website at: https://funds.easterlyam.com/.

3.	Why is this happening and why Easterly Snow?

Olstein believes that this transaction and the related reorganization of the Olstein funds into the Easterly fund complex would be in the best interest of shareholders and would position shareholders’ capital for long-term success.

The goal of the transaction is to:

  Transition the funds to an investment team with a similar investment philosophy and an established track record.
  Provide shareholders with access to expanded resources and infrastructure.

4.	Will this transaction create a taxable event?

Generally, fund reorganizations of this type are structured to be tax-free for federal income tax purposes, but shareholders should consult their tax advisor regarding their individual situation. Details will be included in the proxy materials.

5.	Will fees change?

Yes, following the reorganizations, net expenses will be lower for each acquiring Easterly fund as compared to the corresponding target Olstein fund, reflecting updated expense limitation agreements. The net expense ratio after fee waivers for the All Cap Value Fund is expected to decrease by 23bps, and the Strategic Opportunities Fund is expected to decrease by 40bps following the reorganization of the Olstein fund into the corresponding Easterly fund, representing a meaningful reduction that enhances the long-term value proposition of the funds.

6.	When will this take place?

Both target and acquiring fund boards have approved the transaction.
Olstein fund shareholders will receive proxy material in connection with a shareholder meeting to be held on or about June 26, 2026, to consider and vote on the proposed fund reorganizations.

Key dates will be included in the proxy statement.

7.	What does this mean for clients?
  They will be asked to vote their proxy to approve certain matters related to the reorganization. The proxy will outline how to vote and will describe the proposed changes including information about investment objectives, fee & expense details and more.
•	We encourage clients to read the materials carefully and vote promptly.
  If we reach quorum and shareholders approve, clients will receive shares of the applicable Easterly Snow fund at relative net asset value.

8.	Will the investment team change?

Yes, if approved by shareholders, upon closing:

  If clients hold investments in the Olstein Strategic Opportunities Fund (OFSFX, OFSAX, OFSCX), Easterly Snow will manage their capital in the Easterly Snow Small Cap Value Fund (SNWIX, SNWAX, SNWCX).
  If clients hold investments in the Olstein All Cap Value Fund (OFAFX, OFAVX, OFALX), it will reorganize to the Easterly Snow All Cap Value Fund.
  The Easterly Snow team is led by Chief Investment Officer and Senior Portfolio Manager Joshua Schachter, CFA and supported by Portfolio Manager Philip Greenblatt, CFA with respect to the Easterly Snow Small Cap Value Fund and Portfolio Manager Joseph Artuso, CFA with respect to the Easterly Snow All Cap Value Fund.

To learn more about Easterly, please go to its website: https://easterlyam.com/

9.	Will the ticker symbol change?
  Yes, each share class will map to the corresponding Easterly Fund share class. The Adviser share class will map to the Class I share class. Full share class mapping details will be included in the proxy materials.

10.	Who should I contact with additional questions?

If you have any additional questions, you can contact Easterly’s Head of Intermediary Relationships, SVP, Mike Burke at (315)217-6866 or Olstein’s Director of Business Development, SVP, Tim Ermi at (914)269-6113.

When the prospectus/proxy statement becomes available, shareholders are urged to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Filed by James Alpha Funds Trust

d/b/a Easterly Funds Trust pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12(b)

under the Securities Exchange Act of 1934

Subject Company: Managed Portfolio Series

File No. 333-172080

Date: March 11, 2026

Olstein Funds x Easterly Snow Acquisition: Transfer Agent Q & A

1.	What is happening?

Olstein Capital Management and Easterly Asset Management have entered into an agreement, subject to shareholder approval, for Easterly to acquire Olstein’s fund management business, and the Easterly Snow investment team of Easterly Partners LLC, a Strategic Partner of Easterly, will manage the Olstein fund assets going forward.

If approved by shareholders, as part of the transaction:

  The Olstein Strategic Opportunities Fund (OFSFX, OFSAX, OFSCX) will reorganize into the Easterly Snow Small Cap Value Fund (SNWIX, SNWAX, SNWCX).

  The Olstein All Cap Value Fund (OFAFX, OFAVX, OFALX) will reorganize into the respective class of a new series of the Easterly Funds Trust, the Easterly Snow All Cap Value Fund.

2.	Who is Easterly Asset Management/Easterly Snow?

Easterly Asset Management is an asset management firm with established investment teams to provide investors with a portfolio of curated solutions across alternatives, active equity, and fixed income.

Easterly’s model focuses on:

  Supporting high-performing managers
  Providing operational infrastructure
  Enhancing distribution capabilities

Easterly acquired Snow Capital Management’s asset management business in 2021. With extensive investment experience, the Easterly Snow team’s inception dates back to 1980. They’ve managed their All Cap Value strategy since 1998, Small Cap Value strategy for 20 years, and their Easterly Snow Small Cap Value Fund since 2010.

Shareholders can learn more about Easterly via its website at: https://funds.easterlyam.com/.

3.	Why is this happening and why Easterly Snow?

Olstein believes that this transaction and the related reorganization of the Olstein funds into the Easterly fund complex would be in the best interest of shareholders and would position shareholders’ capital for long-term success.

The goal of the transaction is to:

  Transition the funds to an investment team with a similar investment philosophy and an established track record.
  Provide shareholders with access to expanded resources and infrastructure.

4.	Will this transaction create a taxable event?

Generally, fund reorganizations of this type are structured to be tax-free for federal income tax purposes, but shareholders should consult their tax advisor regarding their individual situation. Details will be included in the proxy materials.

5.	Will fees change?

Yes, following the reorganizations, net expenses will be lower for each acquiring Easterly fund as compared to the corresponding target Olstein fund, reflecting updated expense limitation agreements. The net expense ratio after fee waivers for the All Cap Value Fund is expected to decrease by 23bps, and the Strategic Opportunities Fund is expected to decrease by 40bps following the reorganization of the Olstein fund into the corresponding Easterly fund, representing a meaningful reduction that enhances the long-term value proposition of the funds.

6.	When will this take place?

Both target and acquiring fund boards have approved the transaction.
Olstein fund shareholders will receive proxy material in connection with a shareholder meeting to be held on or about June 26, 2026, to consider and vote on the proposed fund reorganizations.

Key dates will be included in the proxy statement.

7.	What does this mean for shareholders?

For shareholders:

  You will be asked to vote your proxy to approve certain matters related to the reorganization. The proxy will outline how to vote and will describe the proposed changes including information about investment objectives, fee & expense details and more.
·	We encourage shareholders to read the materials carefully and vote promptly.
  If we reach quorum and shareholders approve, you will receive shares of the applicable Easterly Snow fund at relative net asset value.

8.	Will the investment team change?

Yes, if approved by shareholders, upon closing:

  If you hold investments in the Olstein Strategic Opportunities Fund (OFSFX, OFSAX, OFSCX), Easterly Snow will manage your capital in the Easterly Snow Small Cap Value Fund (SNWIX, SNWAX, SNWCX).
  If you hold investments in the Olstein All Cap Value Fund (OFAFX, OFAVX, OFALX), it will reorganize to the Easterly Snow All Cap Value Fund.
  The Easterly Snow team is led by Chief Investment Officer and Senior Portfolio Manager Joshua Schachter, CFA and supported by Portfolio Manager Philip Greenblatt, CFA with respect to the Easterly Snow Small Cap Value Fund and Portfolio Manager Joseph Artuso, CFA with respect to the Easterly Snow All Cap Value Fund.

To learn more about Easterly, please go to its website: https://easterlyam.com/

9.	Will the ticker symbol change?
  Yes, each share class will map to the corresponding Easterly Fund share class. The Adviser share class will map to the Class I share class. Full share class mapping details will be included in the proxy materials.

10.	Who should I contact with additional questions after I receive my proxy materials?

When you receive your proxy materials, if you have any questions, you can contact Eric Heyman at (914) 269-6100.

When the prospectus/proxy statement becomes available, shareholders are urged to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.